928

02042260

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Ksat Satellite Networks

*CURRENT ADDRESS

PROCESSED
JUL 15 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3191 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 7/1/02

RULE 12g3-2(b)
Exemption #82-3191

02 JUN 28 AM 11:27

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

(SEDAR FORMAT)

AR/S
12-31-01

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
KSAT SATELLITE NETWORKS INC.	31 December 2001	2002/05/20

ISSUER'S ADDRESS
c/o Room 303 The Centre Mark, 287 – 299 Queen's Road Central, Sheung Wan

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Hong Kong	-----	-----	(852) 2881-5939	(852) 2890-9252

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
PHOI KWOK ENG	Chief Financial Officer	(852) 2890-9252

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
kephoi@ksat.net	n/a

CERTIFICATE

Schedule A (Financial Statements) to this Quarterly and Year End Report is attached and the disclosure contained therein has been approved by the Board of Directors. Schedule B (Supplementary Information) and Schedule C (Management Discussion and Analysis) are filed under Document Type: BC Form 51-901F (previously Document Type: Form 61(BC)). A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
(signed) "*Vincent Ko*"	Vincent Ko	2002-05-20
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
(signed) "*Avi Shabtai*"	Avi Shabtai	2002-05-20

Consolidated Financial Statements

KSAT Satellite Networks Inc.

(expressed in U.S. dollars)
December 31, 2001 and 2000

AUDITORS' REPORT

To the Shareholders of
KSAT Satellite Networks Inc.

We have audited the consolidated balance sheets of **KSAT Satellite Networks Inc.** as at December 31, 2001 and 2000 and the consolidated statements of loss and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada,
February 4, 2002,
(except as to Note 19 which is
as of April 19, 2002).

(Signed) *"Ernst & Young LLP"*
Chartered Accountants

KSAT Satellite Networks Inc.
Incorporated under the laws of the Yukon Territory

CONSOLIDATED BALANCE SHEETS

[See Note 2 - Basis of Presentation]

As at December 31 (expressed in U.S. dollars)

	2001 $	2000 $
ASSETS *[note 10]*		
Current		
Cash and cash equivalents *[notes 4 and 5]*	**2,473,067**	3,050,311
Accounts receivable *[notes 4 and 16]*	**2,896,855**	5,390,235
Inventory *[note 6]*	**1,684,016**	6,149,048
Other receivables *[note 14]*	**1,107,035**	898,667
Prepaid expenses	**205,258**	592,748
Total current assets	**8,366,231**	16,081,009
Amounts due from joint venture partners *[note 14]*	**267,157**	1,845,142
Capital assets *[note 7]*	**2,166,591**	4,919,364
Pre-operating expenses *[note 8]*	**—**	1,106,818
Total assets	**10,799,979**	23,952,333
LIABILITIES AND SHAREHOLDERS' (DEFICIT) EQUITY		
Current		
Accounts payable *[notes 4 and 14]*	**483,994**	463,884
Other payables and accruals	**899,187**	1,161,526
Interest payable *[notes 10 and 11]*	**3,310,856**	1,989,177
Advances from customers	**38,040**	401,085
Amounts due to shareholders *[note 14]*	**—**	875,961
Short-term portion of shareholder loans *[note 11]*	**4,120,000**	—
Total current liabilities	**8,852,077**	4,891,633
Convertible shareholder debenture *[note 10]*	**5,454,105**	5,454,105
Long-term portion of shareholder loans *[note 11]*	**6,180,000**	10,300,000
Total liabilities	**20,486,182**	20,645,738
Commitments and contingencies *[note 16]*		
Shareholders' (deficit) equity		
Share capital *[note 13]*	**9,748,710**	9,748,710
Deficit	**(19,434,913)**	(6,442,115)
Total shareholders' (deficit) equity	**(9,686,203)**	3,306,595
Total liabilities and shareholders' (deficit) equity	**10,799,979**	23,952,333

See accompanying notes

On behalf of the Board:

(signed) *"Vincent Ko"*
Director

(signed) *"Avi Shabtai"*
Director

KSAT Satellite Networks Inc.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

[See Note 2 - Basis of Presentation]

Year ended December 31 (expressed in U.S. dollars)

	2001 $	2000 $
REVENUES		
Product sales *[note 4]*	**1,219,875**	6,287,501
Service revenues *[notes 4 and 14]*	**348,907**	38,637
Commission income *[note 14]*	**173,445**	496,781
	1,742,227	6,822,919
Cost of sales *[notes 4 and 14]*	**(1,159,197)**	(4,755,061)
Gross profit (loss)	**583,030**	2,067,858
EXPENSES		
Depreciation and amortization	**1,019,928**	747,683
Foreign exchange loss	—	89,233
Loss on liquidation of Shenzhen Early Bird Communications Engineering Co., Ltd. *[note 1]*	**1,701,934**	—
General and administrative *[schedule 1]*	**3,395,932**	2,397,344
Write-off of inventory	**3,920,066**	22,532
Write-off of capital assets *[note 7]*	**1,506,061**	—
Write-off of pre-operating expenses *[note 8]*	**751,289**	—
	12,295,210	3,256,792
Operating loss before the following:	**(11,712,180)**	(1,188,934)
Interest income	**41,061**	29,663
Interest expense - long term *[notes 10 and 11]*	**(1,321,679)**	(889,177)
Loss for the year	**(12,992,798)**	(2,048,448)
Deficit, beginning of year	**(6,442,115)**	(4,393,667)
Deficit, end of year	**(19,434,913)**	(6,442,115)
Basic and diluted loss per share *[note 13]*	**(0.56)**	(0.10)
Weighted average number of common shares *[note 13]*	**23,060,051**	20,244,498

See accompanying notes

KSAT Satellite Networks Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[See Note 2 - Basis of Presentation]

Year ended December 31 (expressed in U.S. dollars)

	2001 $	2000 $
OPERATING ACTIVITIES		
Loss for the year	**(12,992,798)**	(2,048,448)
Items not involving cash		
Depreciation and amortization	**1,019,928**	747,683
Accrued interest expense	**1,321,679**	889,177
Provision for doubtful accounts	**1,278,010**	23,077
Provision for obsolete inventory	**3,920,066**	22,532
Unrealized foreign exchange expense	**—**	104,932
Write-off of capital assets	**1,506,061**	—
Write-off of pre-operating expenses	**751,289**	—
Loss on liquidation of Shenzhen Early Bird Communications Engineering Co., Ltd.	**1,701,934**	—
	(1,493,831)	(261,047)
Net change in non-cash working capital items	**1,180,507**	(1,247,038)
Cash (used in) operating activities	**(313,324)**	(1,508,085)
FINANCING ACTIVITIES		
Amount due from joint venture partners	**177,254**	(479,648)
Shareholder loan	**—**	10,300,000
Repayment of share subscription	**—**	(3,000,000)
Advances from related parties	**(66,672)**	67,498
Cash provided by financing activities	**110,582**	6,887,850
INVESTING ACTIVITIES		
Purchase of capital assets	**(380,527)**	(3,721,338)
Proceeds on the sale of capital assets	**6,025**	2,819
Cash (used in) investing activities	**(374,502)**	(3,718,519)
Change in cash and cash equivalents during the year	**(577,244)**	1,661,246
Cash and cash equivalents, beginning of year	**3,050,311**	1,389,065
Cash and cash equivalents, end of year	**2,473,067**	3,050,311
Supplementary disclosures		
Conversion of debentures into share capital	**—**	2,045,895

See accompanying notes

KSAT Satellite Networks Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001 and 2000 (expressed in U.S. dollars)

1. NATURE OF OPERATIONS

KSAT Satellite Networks Inc. ("the Company") is focused on the sale of very small aperture terminal ("VSAT") satellite telecommunications equipment, related business services and manufacturing of certain VSAT products in the People's Republic of China ("PRC") through its subsidiary companies and joint venture companies.

KSAT Telecommunications Limited is a wholly owned subsidiary of the Company which is principally engaged in selling VSAT telecommunications equipment. KSAT Telecommunications Limited had intended to manufacture VSAT telecommunications equipment for resale. However, during the year ended December 31, 2001, KSAT Telecommunications Limited decided not to manufacture VSAT telecommunications equipment and accordingly management recorded a writedown to certain capital assets. The Company has, instead, commenced providing technical support and operational services to its customers.

Gilat Satellite Networks (Shenzhen) Co., Ltd. ("MJV") is a wholly owned subsidiary of the Company. MJV is responsible for the manufacture and distribution of OneWay and TwoWay VSAT products in the PRC.

Beijing Gaida Satellite Communication Network Co., Ltd. ("SJV") is a cooperative joint venture with Beijing WRIC Electronic Technology Development Corporation, a Chinese entity under the control of the Ministry of Water Resources. SJV is involved in the construction of a nation-wide supervisory control and data acquisition ("SCADA") VSAT network for collecting water information such as rainfall and water levels. SJV provides communications devices relating to flood prevention and control to the Ministry of Water Resources and provides engineering and consulting services.

Shenzhen Early Bird Communications Engineering Co., Ltd. ("EJV") was a 59.95% joint venture with Shenzhen VSAT Satellite Communications Co. Ltd., a Chinese entity originally formed by the Shenzhen municipality and Shenzhen Post and Telecommunications Bureau. The joint venture was established to sell VSAT products and provide VSAT services to customers in the Peoples Republic of China. In October 1999, EJV voluntarily applied to be liquidated. In fiscal 2001, the liquidation of EJV was substantially complete. All the assets of EJV have been sold or disposed of. The Company expects the liquidation process to be finalized in fiscal 2002. A consolidated loss of $1,701,934 was recorded, during fiscal 2001, on the liquidation of EJV. The loss represents amounts advanced to the joint venture on behalf of other venture partners that will not be recovered.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001 and 2000 (expressed in U.S. dollars)

2. BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company has incurred losses to date in establishing its operations, which have been funded by the issuance of debt and equity. The Company has a working capital deficiency of $485,846 as at December 31, 2001 and has incurred a loss for the year ended December 31, 2001 of $12,992,798 [2000 - $2,048,448].

The Company's continuation as a "going concern" is uncertain and is dependent upon its ability to achieve profitable operations and upon the continued financial support of its shareholders or upon its ability to obtain additional financing or equity. The outcome of these matters cannot be predicted at this time.

These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001 and 2000 (expressed in U.S. dollars)

3. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary companies and joint venture companies as follows:

	Place of incorporation	Percentage of voting shares held by the Company 2001	Percentage of voting shares held by the Company 2000
Subsidiary Companies			
Xenexi Telecommunications Development Inc. - Inactive	Yukon	**100%**	100%
Gilat Satellite Networks (Shenzhen) Co., Ltd. ("MJV")	Shenzhen, PRC	**100%**	100%
KSAT Telecommunications Limited	Hong Kong	**100%**	100%
Gilat Satellite Networks (Bahamas I) Ltd. - Inactive	Bahamas	**100%**	100%
Gilat Satellite Networks (Bahamas II) Ltd. - Inactive	Bahamas	**100%**	100%
Joint Venture Companies			
Beijing Gaida Satellite Communication Network Co., Ltd. ("SJV")	Beijing, PRC	**80%**	80%
Shenzhen Early Bird Communications Engineering Co., Ltd. ("EJV")	Shenzhen, PRC	**59.95%**	59.95%

The joint venture companies are accounted for by the proportionate consolidation method. Under this method, the Company's proportionate share of joint venture revenues, expenses, assets and liabilities are included in the accounts [note 9].

Revenue recognition

Revenue from the sale of equipment and installation is recognized when the goods have been delivered, installed and accepted and title has passed to the customer.

Revenue from network operation, maintenance and technical support services is recognized after the services have been provided.

3. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

The Company earns commission on Gilat Satellite Networks Inc. products secured both by the Company and this shareholder of the Company [note 4].

Revenue from satellite network construction is recognized on the percentage of completion, based on the ratio of costs incurred to date over estimated total costs. Provision is made for all anticipated losses as soon as they are determined to be likely.

Inventory

Inventory is stated at the lower of cost and net realizable value. Cost of work in progress and finished goods comprises the actual purchase cost of materials, direct labour and a proportion of all production overhead expenditures and is determined on the first-in, first-out basis. Net realizable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

Capital assets

Capital assets are stated at cost less accumulated depreciation. Capital assets are depreciated at rates sufficient to write off their cost over their estimated useful lives on a straight-line basis, after taking into account their estimated residual values. The estimated useful lives of capital assets are as follows:

Satellite networks	7 years
Computers, fixtures and furniture	5 years
Motor vehicles	10 years
Testing instruments	7 years
Leasehold improvements	the lesser of 5 years or the term of the lease

Assets under construction are not depreciated. When construction is complete and the asset is ready for use it is transferred to the appropriate asset category and depreciation is provided over the appropriate estimated useful life.

The Company monitors the recoverability of capital assets, based upon estimates using factors such as future asset utilization, business climate and future undiscounted cash flows expected to result from the use of those assets or to be realized on sale. The Company's policy is to write-down assets to their net recoverable amount based on undiscounted cash flows in the period when it is likely that the carrying amount of the asset will not be recovered.

3. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Pre-operating expenses

Expenses incurred in conjunction with the development of new businesses within the Company, its subsidiary companies or joint venture companies have been capitalized and are being amortized, using the straight-line basis over five years from the date commercial operations commenced.

The Company monitors the recoverability of pre-operating expenses based upon estimates using factors such as the business climate and future undiscounted cash flows expected to result from operations. The Company's policy is to write-down pre-operating expenses to their net recoverable amount based on undiscounted cash flows in the period when it is likely that the carrying amount of the pre-operating expense will not be recovered.

Foreign currency translation

The Company follows the temporal method of accounting for the translation of foreign currency amounts into United States dollars. Under the temporal method, cash and other monetary assets and liabilities representing amounts owing to or by the Company have been translated at the rate of exchange prevailing at year end. Other assets and liabilities and revenues and expenses are translated at the rate prevailing when they were acquired or incurred.

Exchange gains and losses arising on the translation of monetary assets that mature beyond one year are deferred and amortized over the remaining life of the related asset. Exchange gains or losses resulting from the translation of all other accounts are included in the determination of income.

Leases

Leases are classified as either capital leases or operating leases. Those leases which transfer substantially all the benefits and risks of ownership of the property to the Company are accounted for as capital leases. Capital lease obligations reflect the present value of future minimum lease payments, discounted at the appropriate interest rate.

All other leases are accounted for as operating leases wherein rental payments are charged to income as incurred.

3. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Cash and cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates their market value.

Income taxes

The Company accounts for income taxes using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period that includes the enactment date. Future income tax assets are recorded in the financial statements if their realization is considered more likely than not.

Loss per common share

Loss per common share is based on the weighted average number of common shares outstanding for the period, excluding escrowed common shares, which are considered to be contingently issuable common shares. The effect of potential issues of common shares under conversion agreements have not been disclosed as they are antidilutive.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates used are reasonable and prudent; however actual results could differ from these estimates.

3. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Warranty

The Company recognizes the estimated liability to repair or replace products still under warranty at the balance sheet date. This provision is calculated based on past history of the level of repairs and replacements.

Comparative figures

Certain comparative figures have been reclassified from statements previously presented to conform to the presentation adopted in the current year.

4. CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS AND SUPPLIERS

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of accounts receivable, other receivables and amounts due from joint venture partners.

At December 31, 2001, two customers [2000 - two customers] (other than related parties) represented 61% [2000 - 51%] of the accounts receivable balance. One customer [2000 - one customer] represented 67% [2000 - 16%] of sales for the year ended December 31, 2001.

The Company is also economically dependent on sales to various entities under the control of the Ministry of Water Resources. Sales to the Ministry of Water Resources and its related entities, for the year ended December 31, 2001 amounted to $161,324 [2000 - $1,871,283]. Accounts receivable as at December 31, 2001 relating to these sales amounted to $430,724 [2000 - $959,631].

Financial instruments, which potentially subject the Company to concentrations of foreign exchange risk, consist principally of cash and cash equivalent [note 5], accounts receivable, and accounts payable. These instruments consist of amounts in Hong Kong Dollars and Chinese Renminbi.

One supplier [2000 - two suppliers], which is a shareholder of the Company, represented 99% [2000 - 85%] of the purchases during the year ended December 31, 2001. This shareholder represented 94% of the accounts payable balance as at December 31, 2001 [2000 - $nil].

5. CASH AND CASH EQUIVALENTS

At December 31, 2001, cash and cash equivalents consist of cash of $2,044,349 [2000 - $3,050,311] and cash equivalents of $428,718 [2000 - $nil]. Cash equivalents consist of term deposits with an average interest rate of approximately 1.1% [2000 - nil] at December 31, 2001. Cash at December 31, 2001, consists of $1,834,192 denominated in Chinese Renminbi [Chinese Renminbi 15,223,793], $6,009 denominated in Hong Kong Dollars [Hong Kong $46,940] and $204,148 denominated in US Dollars. Cash equivalents at December 31, 2001, consist of $198,727 denominated in Hong Kong Dollars [Hong Kong $1,549,938] and $229,991 denominated in US Dollars.

6. INVENTORY

	2001 $	2000 $
Raw materials	**969,541**	2,946,199
Work-in-progress	**4,853**	121,564
Finished goods	**709,622**	3,081,285
	1,684,016	6,149,048

During the year ended December 31, 2001, management determined that certain paging inventory was obsolete and accordingly recorded a provision for obsolete inventory in the amount of $3,920,066. The inventory is considered obsolete due to the change in customer demand which is moving from paging devices to mobile phone devices.

December 31, 2001 and 2000 (expressed in U.S. dollars)

7. CAPITAL ASSETS

	Cost $	Accumulated depreciation $	Net book value $
2001			
Satellite networks	**1,058,569**	**176,486**	**882,083**
Computers, fixtures and furniture	**1,309,575**	**373,977**	**935,598**
Motor vehicles	**111,012**	**55,676**	**55,336**
Testing instruments	**313,353**	**19,779**	**293,574**
	2,792,509	**625,918**	**2,166,591**
2000			
Satellite networks	3,761,559	661,735	3,099,824
Computers, fixtures and furniture	1,631,207	269,631	1,361,576
Motor vehicles	201,258	76,681	124,577
Testing instruments	52,530	28,387	24,143
Leasehold improvements	3,319	3,319	—
Construction in progress	309,244	—	309,244
	5,959,117	1,039,753	4,919,364

During the year ended December 31, 2001, the Company decided not to manufacture satellite equipment for resale and management determined that the manufacture of satellite equipment would not commence in the future. Accordingly, management determined that certain capital assets would not be able to generate future undiscounted cash flows to recover their recorded net book values. In addition, the Company began changing its focus towards providing training, technical support and operational services to its customers. Accordingly, certain satellite network capital assets and certain computers, fixtures and furniture with a net book value of $1,506,061 were written off during the year ended December 31, 2001.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001 and 2000 (expressed in U.S. dollars)

8. PRE-OPERATING EXPENSES

	2001 $	2000 $
Professional fees	**14,900**	14,900
Communication costs	**94,943**	94,943
Consulting fees	**154,950**	154,950
Consumables	**14,942**	14,942
Depreciation	**22,632**	22,632
Entertainment	**47,944**	47,944
Office expenses	**18,029**	18,029
Travelling and transportation	**188,422**	188,422
Rent	**443,492**	443,492
Water and power	**13,687**	13,687
Salaries and other labour costs	**377,000**	377,000
Management fees	**390,847**	390,847
Other pre-operating costs	**148,749**	148,749
Total pre-operating costs	**1,930,537**	1,930,537
Accumulated amortization	**(1,179,248)**	(823,719)
Writedown of pre-operating expenses	**(751,289)**	—
Net book value	**—**	1,106,818

The recoverability of pre-operating expenses was based on long term expectations of future undiscounted cash flows and accordingly was subject to measurement uncertainty in the near term. Due to the continuing losses and management's expectation that the remaining net book values of pre-operating expenses would not be recovered from future operations as a result of the Company changing its focus away from manufacturing satellite equipment to providing technical support and operational services to its customers, the Company wrote off all remaining pre-operating expenses at December 31, 2001.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001 and 2000 (expressed in U.S. dollars)

9. INVESTMENT IN JOINT VENTURE

The Company's share of joint venture operations accounted for by the proportionate consolidation method is summarized as follows:

	SJV $	EJV $	Total $
2001			
Current assets	**1,150,963**	—	**1,150,963**
Current liabilities	**(1,434,674)**	—	**(1,434,674)**
	(283,711)	—	**(283,711)**
Capital assets	**802,088**	—	**802,088**
Net assets	**518,377**	—	**518,377**

	SJV $	EJV $	Total $
2000			
Current assets	2,188,959	812,722	3,001,681
Current liabilities	(1,871,977)	(1,616,731)	(3,488,708)
	316,982	(804,009)	(487,027)
Capital assets	950,215	931,283	1,881,498
Loans from related parties	—	(809,998)	(809,998)
Net assets	1,267,197	(682,724)	584,473

The Company's share of revenue and operating expenses accounted for by the proportionate consolidation method is summarized as follows:

	SJV $	EJV $	Total $
2001			
Revenue	**161,324**	—	**161,324**
Operating expenses	**1,069,421**	—	**1,069,421**

December 31, 2001 and 2000 (expressed in U.S. dollars)

9. INVESTMENT IN JOINT VENTURE (cont'd)

	SJV $	EJV $	Total $
2000			
Revenue	1,871,283	—	1,871,283
Operating expenses	642,922	—	642,922

	2001 $	2000 $
Cash flows resulting from operating activities	**151,291**	888,968
Cash flows resulting from investing activities	**(3,675)**	(895,808)
Cash flows resulting from financing activities	**(397,489)**	(9,311)

10. CONVERTIBLE SHAREHOLDER DEBENTURE

During the period ended December 31, 1998, a convertible debenture (the "Debenture") amounting to $7,500,000 was issued to a significant shareholder of the Company. The Debenture bears interest at 8% per annum, compounded every six months. The principal and interest was repayable on February 28, 2001. During the year ended December 31, 2000, a portion of the Debenture amounting to $2,045,895 was converted into 2,273,217 common shares.

During the year ended December 31, 2001, the Debenture term was extended for a further two years based on existing terms and conditions. The principal of $5,454,105 and accrued interest are now repayable on February 25, 2003.

Interest expense of $607,357 [2000 - $747,768], was recorded on the Debenture for year ended December 31, 2001. Accrued interest on the Debenture, outstanding at December 31, 2001, amounting to $2,455,125 [2000 - $1,847,768], is recorded as interest payable in the accompanying consolidated balance sheet.

10. CONVERTIBLE SHAREHOLDER DEBENTURE (cont'd)

The Debenture is convertible into common shares of the Company at any time, at the option of the debenture holder at a conversion price of $0.90 for each common share, subject to adjustment in the event of the following:

[a] The Company issues common shares as a stock dividend or other distribution, subordinates its outstanding common shares or consolidates its outstanding common shares;

[b] The Company issues rights, options or warrants to all or substantially all holders of common stock;

[c] The Company issues or distributes to all or substantially all holders of common stock of securities of the Company, any property or other assets if such distribution does not constitute a payment of a dividend in the ordinary course;

[d] There is a capital reorganization or a consolidation, amalgamation or merger into any other corporation.

The debenture holder is required to convert the Debenture into common shares in the event:

[a] The Company completes an offering of securities to the public resulting in net proceeds to the Company of at least $20 million; or

[b] MJV produces at least 100 units of interactive data broadcast VSAT products for a period of three consecutive calendar months, with a yield not less than 80%.

As a pledge of collateral for the payment of the Debenture, the Company mortgaged, charged, transferred and assigned to the debenture holder the following:

[a] A security interest in all the Company's present and after acquired personal property;

[b] All the rights, title and interest of the Company in and to all present and after acquired other property; and

[c] A floating charge providing the debenture holder all the rights, title and interest of the Company in and to all present and after acquired real property;

At the time of the issue of the Debenture, the proceeds received were allocated to the debt portion of this instrument based on the present value of discounted cash flows. Accordingly, no amount was attributed to the conversion feature as equity.

December 31, 2001 and 2000 (expressed in U.S. dollars)

11. SHAREHOLDER LOANS

	2001 $	2000 $
Shareholder loans	**10,300,000**	10,300,000
Less: current portion	**4,120,000**	—
Long-term portion	**6,180,000**	10,300,000

On September 29, 2000, Global Space Investments Limited ("Global"), a shareholder of the Company provided an unsecured loan facility to the Company in the principal amount of $5,150,000, (the "Global Loan"). On September 29, 2000, Gilat Satellite Networks Inc. ("Gilat"), a shareholder of the Company provided an unsecured loan facility to the Company in the principal amount of $5,150,000, (the "Gilat Loan"). The Global Loan and the Gilat Loan are collectively referred to as the Loans.

The Loans, totaling $10,300,000, were fully advanced on October 18, 2000. Interest accrues at 6.72% compounded semi-annually.

Interest expense of $714,322 was recorded for the year ending December 31, 2001 [2000 - $141,409] on the Loans. Accrued interest on the loans, outstanding at December 31, 2001, amounting to $855,731 [2000 - $141,409], is recorded as interest payable in the accompanying consolidated balance sheet.

The Loans are each to be repaid simultaneously in five equal semi annual installments with the first installment payment to be made on April 17, 2002, and the second, third, fourth and fifth installments to be made October 17, 2002, April 17, 2003, October 17, 2003 and April 17, 2004 respectively by the Company to Global and Gilat, together with any outstanding interest [note 19]. The Company has the right for earlier repayment of the Loans, within one month from the date funds become available from any future equity or additional debt.

December 31, 2001 and 2000 (expressed in U.S. dollars)

11. SHAREHOLDER LOANS (cont'd)

The repayment of the principal amount outstanding as at December 31, 2001 is as follows:

	$
2002	4,120,000
2003	4,120,000
2004	2,060,000
	10,300,000

12. BUSINESS COMBINATION

On February 28, 1998, the Company entered into a business combination with a significant shareholder of the Company, to purchase the 40% minority interest in MJV, and to purchase additional interests in SJV of 24% and EJV of 19.95%. In consideration the Company committed to issue 5,166,000 common shares of the Company subject to regulatory approval of the Chinese government. Management determined the fair value of the shares to be issued of $393,299, based on the fair value of the net assets acquired.

The transaction was accounted for as a purchase with the Company's proportionate share of results of operation of each entity included from the date of acquisition.

During 2000 regulatory approval of the Chinese government was received, and the shares were issued on February 28, 2000.

13. SHARE CAPITAL

As at December 31, 2001, the Company's authorized and outstanding share capital was as follows:

Authorized:
100,000,000 common shares without par value

December 31, 2001 and 2000 (expressed in U.S. dollars)

13. SHARE CAPITAL (cont'd)

Outstanding:

	Number of common shares	Total $
Balance, December 31, 1999	21,120,834	7,309,516
Issuance of 5,166,000 shares *[note 12]*	5,166,000	393,299
Issuance of shares upon conversion of convertible debentures	2,273,217	2,045,895
Balance, December 31, 2001 and 2000	28,560,051	9,748,710

As at December 31, 2001 and 2000, the Company had 5,500,000 shares held in escrow. The shares will be released from escrow when the Company has earned $0.244 per share of cumulative cash flow as defined under the rules and policies of the Canadian Venture Exchange, Inc.

These escrow shares may be cancelled:

[a] when the Company undergoes a major reorganization if required as a condition of the consent to the reorganization;

[b] when the Company's shares have ceased to trade for a period of two consecutive years; and

[c] ten years from the date that these shares have been issued and approved by the securities exchange which will be on February 28, 2008.

Loss per share

A reconciliation of the denominators and numerators for the computation of both the basic and diluted loss per share are as follows:

	2001 $	2000 $
Numerator		
Loss for the year	**(12,992,798)**	(2,048,448)
Denominator		
Weighted average number of shares outstanding	**28,560,051**	25,744,498
Less: contingently issuable shares	**5,500,000**	5,500,000
	23,060,051	20,244,498
Basic and diluted loss per share	**(0.56)**	(0.10)

14. RELATED PARTY TRANSACTIONS AND BALANCES

In addition to the related party transactions described in notes 4, 10, 11 and 12, related parties with whom the Company, its subsidiaries and its joint ventures entered into transactions during the year are as follows:

Gilat Satellite Networks Limited	A shareholder of the Company;
Global Space Investments Limited	A shareholder of the Company;
Shao Hong Steven Wan	A shareholder of the Company;
Information Centre of Ministry of Water Resources of PRC	Joint venture partner

[a] Amounts due from joint venture partners denominated in US dollars, Hong Kong dollars, and Renminbi are unsecured, bear no interest and are due in the normal course of business. Amounts are due from the joint venture partners as a result of the Company contributing amounts to the joint ventures in excess of its required contributions.

[b] During the year ended December 31, 2001, the Company earned commission income, handling fees, and professional service fee income of $266,753 [2000 - $496,781], from a company controlled by a shareholder. In addition the Company paid certain expenses on behalf of a company controlled by a shareholder. Included in other receivables are amounts relating to these revenues and expenses of $1,107,035 as at December 31, 2001 [2000 - $499,258]. The amounts are unsecured, bear no interest and are due in the normal course of business.

[c] Amounts due to shareholders are unsecured, bear no interest and have no stated terms of repayment.

[d] During the year ended December 31, 2001, the Company purchased raw materials from a shareholder and a subsidiary of a shareholder amounting to $1,125,960 [2000 - $3,042,964]. Accounts payable, at December 31, 2001, includes $457,000 [2000 - $nil] payable to a company related to a shareholder with respect to raw material purchases from the shareholder. The amount is unsecured, bears no interest and is due in the normal course of business.

[e] During the year ended December 31, 2001, the Company was charged management fees by a company related to a shareholder amounting to $122,001 [2000 - $507,907]. These amounts were paid during the year ended December 31, 2001.

[f] During the year ended December 31, 2001, the Company was charged a service fee of $115,680 [2000 - $115,680] by a joint venture partner. At December 31, 2001, accounts payable includes $125,320 [2000 - $9,640] payable to a joint venture partner with respect to the service fee. The amount is unsecured, bears no interest and is due in the normal course of business.

December 31, 2001 and 2000 (expressed in U.S. dollars)

14. RELATED PARTY TRANSACTIONS AND BALANCES (cont'd)

[g] During the year ended December 31, 2000, the Ministry of Water Resources advanced the Company $470,588 [Chinese Renminbi 4,000,000], which remained outstanding and was recorded in other payables and accruals at December 31, 2000. The amount was repaid during the year ended December 31, 2001.

All transactions are in the normal course of operations and are recorded at exchange amounts established and agreed between the related parties.

15. INCOME TAXES

[a] The Company has accumulated non-capital losses for Canadian income tax purposes of approximately $2,641,000 available as at December 31, 2001 [2000 - $1,246,000] to reduce taxable income in future years, the potential tax benefit of which has not been recorded in these consolidated financial statements. The losses will expire as follows:

	$
2006	425,000
2007	821,000
2008	1,395,000
	2,641,000

The Company also has capital losses for Canadian income tax purposes of approximately $5,216,000 available at December 31, 2001 to reduce capital gains in future years the potential tax benefit of which have not been recorded in these consolidated financial statements. These losses can be carried forward indefinitely.

For financial statement purposes, the Company has recognized a valuation allowance equal to future tax assets as they do not meet the more likely than not criteria. Significant components of the Company's future tax assets as at December 31, are as follows:

	2001 $	**2000** $
Future income tax assets		
Non-capital loss carryforwards	**929,000**	481,200
Net capital loss carryforwards	**941,700**	—
Total future income tax assets	**1,870,700**	481,200
Valuation allowance	**(1,870,700)**	(481,200)
Net future income tax assets	—	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001 and 2000 (expressed in U.S. dollars)

15. INCOME TAXES (cont'd)

The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax expense is:

	2001 $	2000 $
Canadian Basic statutory tax rate	**44.6%**	45.6%
Expected income tax recovery	**(5,794,800)**	(935,000)
Benefit of losses not recognized	**1,397,351**	374,400
Amounts not recognized for accounting	**775,849**	94,600
Tax rate differential in foreign jurisdiction	**3,621,600**	466,000
Income tax expense	—	—

[b] In accordance with the Income Laws of the People's Republic of China for Enterprises with Foreign Investment, MJV and SJV have been granted a full exemption from income tax for two financial years starting from its first profit-making year and a 50% exemption for the following three financial years.

16. COMMITMENTS AND CONTINGENCIES

[i] The future minimum lease payments under non-cancellable operating leases in connection with office premises as at December 31, 2001 are approximately as follows:

	$
2002	151,000
2003	44,000
	195,000

[ii] Included in accounts receivable is an amount of $1,546,242, net of a provision for doubtful collection of $500,000 which is currently under dispute. The Company has obtained judgement in its favour and has proceeded to lodge the execution of judgement document with the Intermediate Court of Shenzhen. However, the Company is presently unable to determine the final amount to be recovered and the final amounts to be received, if any, from the customer and accordingly the amount not recoverable may differ from the amount recorded in these consolidated financial statements.

17. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, other receivables, amounts due from joint venture partners, accounts payable, interest payable, amounts due to shareholders, advances from customers, shareholder loans and convertible shareholder debenture. Management has determined the carrying value of cash and cash equivalents, accounts receivable, other receivables, accounts payable, and interest payable approximate their fair value due to their short-term nature. Management has determined that the carrying value of the shareholder loans and convertible shareholder debenture approximates their fair value based on discounted cash flows at market rates. The fair value of amounts due to and from joint venture partners and shareholders are not readily determinable as they have no fixed repayment terms.

18. SEGMENTED INFORMATION

The Company operates in one segment, which is the sale of its VSAT satellite telecommunications equipment and related business services. All of the Company's revenues are generated in the Peoples Republic of China and all of the Company's capital assets are located in the People's Republic of China.

19. SUBSEQUENT EVENTS

The Company is currently in negotiations with Global Space Investments Limited and Gilat Satellite Networks Inc., shareholders of the Company to extend or amend the repayment terms of the first tranche repayment of $2,060,000 of the shareholder loans due on April 17, 2002 [note 11]. The outcome of these negotiations has not been finalized.

KSAT Satellite Networks Inc. **Schedule 1**

CONSOLIDATED SCHEDULES OF GENERAL AND ADMINISTRATIVE EXPENSES

Year ended December 31 (expressed in U.S. dollars)

	2001 $	2000 $
Accommodation	**31,714**	32,492
Advertising	**1,343**	5,567
Communication	**56,759**	99,525
Consulting	**3,686**	54,475
Entertainment	**29,505**	56,495
Insurance	**7,760**	7,111
Management fees *[note 14]*	**443,402**	541,131
Other office expenses	**542,044**	471,150
Professional fees	**98,989**	121,500
Provision for doubtful accounts	**1,278,010**	23,077
Rental	**159,660**	135,067
Salaries and other labour costs	**583,205**	513,410
Transponder fee	**18,766**	17,803
Travel and transportation	**123,211**	310,365
Water and electricity	**17,878**	8,176
	3,395,932	2,397,344

RULE 12g3-2(b)
Exemption #82-3191

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

(SEDAR FORMAT)

02 JUN 28 AM 11:27

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
KSAT SATELLITE NETWORKS INC.	31 December 2001	2002/05/20

ISSUER'S ADDRESS

c/o Room 303 The Centre Mark, 287 – 299 Queen's Road Central, Sheung Wan

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Hong Kong	-----	-----	(852) 2881-5939	(852) 2890-9252

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
PHOI KWOK ENG	Chief Financial Officer	(852) 2890-9252

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
kephoi@ksat.net	n/a

CERTIFICATE

Schedule A (Financial Statements) to this Quarterly and Year End Report is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion and Analysis) are attached hereto and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
(signed) *"Vincent Ko"*	VINCENT KO	2002-05-20
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
(signed) *"Avi Shabtai"*	AVI SHABTAI	2002-05-20

KSAT SATELLITE NETWORKS INC.

SCHEDULE B

SUPPLEMENTARY INFORMATION

1. For the year ended December 31, 2001, the aggregate amount of related party transactions between the Company and parties at arm's length to the Company were as follows:

   During the year ended December 31, 2001, the Company earned commission income, handling fees and professional service fee income of $266,753 from a company controlled by a shareholder. In addition the Company paid certain expenses on behalf of a company controlled by a shareholder. Included in other receivables are amounts relating to these revenues and expenses of $1,107,035 as at December 31, 2001.

   During the year ended December 31, 2001, the Company purchased raw materials from a shareholder and a subsidiary of a shareholder amounting to approximately $1,125,960. Accounts payable, at December 31, 2001, includes $457,000 payable to a company related to a shareholder with respect to raw material purchases from the shareholder.

   During the year ended December 31, 2001, the Company was charged management fees by a company related to a shareholder amounting to $122,001.

2. During the year ended December 31, 2001,

   (a) the Company issued no securities;

   (b) the Company granted no stock options.

3. As at December 31, 2001,

   (a) the authorized capital of the Company was 100,000,000 common shares without par or nominal value of which 28,560,051 common shares were issued and outstanding.

   (b) The Convertible Shareholder Debenture is the only outstanding convertible security of the Company as at December 31, 2001. The Convertible Shareholder Debenture matured on 25 February 2001 and was extended on the same terms for a further two years. The principal amount outstanding on the Convertible Shareholder Debenture at December 31, 2001 is $5,454,105. This amount together with accrued interest is repayable on February 25, 2003. The amount may also be converted into common shares at a price of $0.90 per common share expiring two years from February 25, 2001.

   (c) the total number of performance shares in escrow was 5,500,000.

   (d) the Directors of the Company were:

Yoel Gat
Vincent Ko Woon Chun
Raymond Quek
Steven Shao Hong Wan
Ronen Avron (resigned on April 30, 2002)
Avi Shabtai (appointed on April 30, 2002)
Ng Eng Ho (resigned on May 8, 2002)
Wong Heang Tuck (appointed on May 8, 2002)

(e) the Officers of the Company were:

(i) Avi Shabtai – Chief Executive Officer

(ii) Phoi Kwok Eng – Chief Financial Officer

KSAT SATELLITE NETWORKS INC.

SCHEDULE C

MANAGEMENT DISCUSSION

PRINCIPAL ACTIVITIES

The principal activities of the Company are the sale of products and services to the very-small-aperture-terminal ("VSAT") satellite telecommunications equipment market, related business services and repair of certain VSAT products in the People's Republic of China ("PRC") through its subsidiary companies and joint venture companies.

2002 ANNUAL GENERAL MEETING

The 2002 Annual General Meeting of the Company is scheduled to be held in Beijing, People's Republic of China on June 27, 2002.

TWO WAY INTERNET ACCESS VIA VSAT

Under a memorandum of understanding dated September 29, 2000, Global Space Investments Limited ("Global"), Gilat Satellite Networks Inc. ("Gilat"), Shao Hong Steven Wan and the Company agreed to work together to identify an appropriate joint venture partner in Mainland China, to develop a business plan for the delivery of Internet services to homes in China under the "Gilat To Home-China" brand name and to establish a Sino-Foreign joint venture enterprise which will have an exclusive right to offer broad band internet access via satellite in China. The internet and telecommunications industry is under going significant changes in the Chinese market due mainly to the consolidation of existing state-owned telecommunication entities and the entry of China into the World Trade Organization in December 2001. The Company is keeping a close watch on these developments, their impact on the Company's investment focus in regard to the two-way internet access via VSAT in China and Gilat Satellite Network Limited's market development in China going forward.

OPERATIONAL REVIEW

The Company continued to focus on VSAT satellite telecommunications business in China.

The Company completed and began operating the Gilat China Customer Support Centre in the second quarter of 2001 in Beijing, China.

However, with the rapid development of fibre, cable and fixed line operations by telecommunication entities in the major Chinese cities, VSATs as a business solution is faced with tremendous challenges although market demand exists. The gestation period from identification of a prospect to finally signing securing contracts for execution tend to be protracted in the Chinese market.

The Company ended the year with a shareholders' deficiency of $9,686,203 as at December 31, 2001.

Group level revenue was $1,742,227 for the year ended 31 December 2001 compared with $6,822,919 for the year ended December 31, 2000, due principally to the reduced sale of one way paging equipment as a result of a reduction in the subscriber base of paging services in China. The total cost of ownership of mobile phones has declined substantially over the same period further impeding on the upgrading of paging equipment of our existing customers. The Company has also attempted to broaden its earning base by moving into a service based entity in support of Gilat's sales activities in China.

Operating overhead during the year ended December 31, 2001 of $2,117,922 excluding provision against doubtful debts was reduced by approximately 11% from the year ended December 31, 2000 when it was $2,374,267.

As part of the review of the Company's operation and in the light of the current market condition, the Company made provisions for the write down of certain assets of the Company, namely inventory, trade receivables, capital assets and pre-operating expenses, of approximately $7,600,000 for the year ended December 31, 2001.

In addition, the Company recorded a loss of approximately $1,702,000 as at December 31, 2001 on the liquidation of its joint venture with Shenzhen VSAT Satellite Communications Co. Ltd., Shenzhen Early Bird Engineering Company Ltd. (the "EJV").

Cost cutting exercises were conducted in both MJV and SJV in the year ended 2001 to be in line with current operating requirements.

The progress of the Company's three Chinese VSAT ventures are as follows:

THE MJV

Gilat Satellite Networks (Shenzhen) Co. Ltd. (the "MJV") is a wholly owned subsidiary formed by the Company in China on June 13, 1997. The main business of the MJV is the manufacture and distribution of Gilat OneWay and TwoWay VSAT products in the Peoples Republic of China.

MJV completed and began operating the Gilat China Customer Support Centre in the second quarter of 2001 in Beijing, China.

Cost cutting exercises were conducted during the year for the Company to be in line with current operating level.

Although we expect the outlook for Gilat's two-way products in China to remain positive, we are cautious in regard to the speed of the market recovery for VSATs in the Chinese market.

THE SJV

Beijing Gaida Satellite Communication Network Co. Ltd. (the "SJV") was established on June 6, 1997 as a cooperative joint venture with Beijing WRIC Electronic Technology Development Corporation, a Chinese entity under the control of the Ministry of Water Resources. The SJV is involved in the construction of a nation-wide Supervisory Control and Data Acquisition ("SCADA") VSAT network for collecting water information such as rainfall and water levels. It is also involved in the provision of communications related to flood prevention and control for the Ministry of Water Resources and the provision of engineering and consulting services in relation thereto.

SJV faced significant challenges in securing contracts during year the year ended December 31, 2001. Major operation rationalization and costs cutting measures were put in place during the year to reduce losses of SJV. In the light of the substantial losses sustained by the Company during the year ended December 31, 2001, subsequent to the year end, a strategic review of the joint venture was conducted. In view of the continued difficulty in securing contracts to allow the joint venture to be financially viable, the joint venture partners have agreed to wind down the activities of the SJV with effect from May 16, 2002 with a view to the eventual discontinuation of the SJV subject to terms to be agreed between the joint venture partners.

THE EJV

Shenzhen Early Bird Communications Engineering Co. Ltd. (the "EJV") was established on April 30, 1996 as a joint venture with Shenzhen VSAT Satellite Communications Co. Ltd. ("SVSCC"), a Chinese entity originally formed by the Shenzhen municipality and Shenzhen Post and Telecommunications Bureau. The EJV was a major operator in VSAT shared-hub services for one-way data broadcast for paging companies and two-way interactive data and voice communications network for corporate organizations.

In October 1999 EJV voluntarily applied to be liquidated. In fiscal 2001, the liquidation of EJV was substantially complete. All the assets of EJV have been sold or disposed of. The Company expects the liquidation process to be finalized in fiscal 2002. A consolidated loss of $1,701,934 was recorded during fiscal 2001 on the liquidation of EJV. The loss represents amounts advanced to the joint venture on behalf of other venture partners that will not be recovered. Key compliance processes required under the Chinese liquidation regulations were completed during the year ended December 31 ,2001.

STATEMENT OF LIQUIDITY AND SOLVENCY

The Company is currently operating with funds from shareholder loans secured in the year 2000 pursuant to a Shareholders' Loan Agreement among the Company, Global and Gilat dated September 29, 2000 (the "Shareholders' Loan Agreement") and is able to meet its obligations as they become due. The first installment repayment to each of Global and Gilat is due on 17 April 2002.

The Company obtained $10,300,000 of cash from Global and Gilat pursuant to the Shareholders' Loan Agreement. The first repayment instalments of the shareholder loans are due on 17 April 2002. The loan holders have demanded repayment of the loan and the Company is currently in discussion with the loan holders on alternatives to continue funding the Company for its operations for the immediate future. Assuming that the Company repays the first tranche loans based on terms demanded by the loan holders, the Company is estimated to have remaining funds to continue operations for the short term only. See also heading "Subsequent Events".

At December 31, 2001, we had a working capital deficit of approximately $485,846 compared to a working capital of approximately $11,189,376 as at 31 December 2000. We had $1,684,016 of working capital invested in inventories at 31 December 2001 and $6,149,048 at 31 December 2000. The reduction in inventory is mainly the result of write down made at year end amounting to $3,920,066 (2000: $22,532). Approximately half of the reduction in accounts receivable from $5,390,235 at December 31, 2000 to $2,896,855 at December 31, 2001 came from provision for doubtful debts made at year end amounting to $1,278,010.

Net capital assets reduced from $4,919,364 at December 31, 2000 to $2,166,591 at December 31, 2001 arising from write down in certain capital assets at the year end amounting to $1,506,061.

For the year ended December 31, 2001, net cash decreased by $577,244. Cash used in operating activities was $313,324.

The major change in assets and liabilities providing cash from operating activities was a reduction in accounts receivable and prepaid expenses, a reduction in inventory and a reduction in related party receivables. The major changes in assets and liabilities using operating cash was the purchase of capital assets.

The Company and its lenders have agreed to extend the Convertible Debenture to February 25, 2003, based on current terms and conditions.

Other than cash on hand and accounts receivable we have no material unused sources of liquidity at this time. The Company is currently negotiating with its shareholders with respect to repaying the shareholder loans (see heading "Subsequent Events"). Actual results could differ significantly from management plans. The actual future margins to be realized, if any, and the timing of sales are subject to many factors and risks, many outside our control.

Should additional funds be required and not be available, we may be required to curtail or scale back operations. There can be no assurance that additional funding in the future will be available or on what terms. Potential sources of such funds include debt financing or additional equity offerings. We may, from time to time, seek additional funds through lines of credit, public or private debt or equity financing. There can be no assurances that additional capital will be available when needed. Any future financings may also be dilutive to existing shareholders.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company has incurred losses to date in establishing its operations, which have been funded by the issuance of debt and equity. The Company's continuation as a "going concern" is uncertain and is dependent upon its ability to achieve profitable operations and upon the continued financial support of its shareholders or upon its ability to obtain additional financing or equity. The outcome of these matters cannot be predicted at this time. The consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

SUBSEQUENT EVENTS

As previously disclosed in a press release dated May 17, 2002, on May 15, 2002 the Company received notice from Global of Global's position that the Company is in default of the Shareholders' Loan Agreement. As previously disclosed in a press release dated May 2, 2002, the Corporation is currently attempting to negotiate repayment of amounts due by the Corporation to each of Gilat and Global under the Shareholders' Loan Agreement.

Global's notice has been given pursuant to the terms of the convertible debenture between the Company and Global. It provides the Company with 14 days to repay amounts due by the Company to Global under the Agreement. If the Company does not repay the amounts due by it to Global by May 29, 2002, Global may, at its option, enforce its security under the terms of the convertible debenture and the principal sum, interest and all other monies secured under the convertible debenture may become immediately payable.

As previously disclosed in a separate press release dated May 17, 2002, two of the Company's directors have resigned. Ronen Avron and Ng Eng Ho have resigned effective April 30, 2002 and May 8, 2002 respectively. Avi Shabtai and Wong Heang Tuck have been appointed to act as directors of the Company effective April 30, 2002 and May 8, 2002 respectively.

RULE 12g3-2(b)
Exemption #82-3191

CIBC Mellon

May 22, 2002

To the Following Securities Commission(s):

B.C. Securities Commission
Alberta Securities Commission

To the Following Stock Exchange(s):

Toronto Venture Exchange

02 JUN 28 AM 11:21

Dear Sirs:

RE: KSAT SATELLITE NETWORKS INC.

The material as listed below was sent by prepaid mail to all Registered Shareholders of the above-mentioned Company on the 22nd day of May 2002.

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

A) Notice of Annual General Meeting, Information Circular, Form 51-901 F Quarterly and Year End Report for the Year Ended December 31, 2001 and Consolidated Financial Statements for the Year Ended December 31, 2001
B) Proxy
C) Supplemental Mail List Respondents

Yours very truly,

CIBC MELLON TRUST COMPANY

"Gilda Brombal
Account Officer
Client Services
/gb

CIBC Mellon Trust Company
The Oceanic Plaza, 1066 West Hastings Street, Vancouver, British Columbia V6E 3X1
Tel: (604) 688-4330 Fax: (604) 688-4301 E-Mail inquiries@cibcmellon.com Website: www.cibcmellon.com
Mailing Address: PO Box 1900, Vancouver, British Columbia V6C 3K9

RULE 12g3-2(b)
Exemption #82-3191

KSAT SATELLITE NETWORKS INC.

NOTICE OF ANNUAL GENERAL MEETING
to be held
June 27, 2002

To The Shareholders:

The Annual General Meeting (the "Meeting") of the shareholders of KSAT Satellite Networks Inc. (the "Corporation") will be held at Room 1908-1910, Tower 2, Bright China ChangAn Building, Jianguomen Nei, Beijing, China 100005 for the following purposes:

1. To consider and receive the report of the directors, the financial statements for the year ended December 31, 2001 and the auditors' report thereon;

2. To elect the directors of the Corporation for the ensuing year;

3. To appoint auditors for the ensuing year; and

4. To transact such other business as may properly come before the Meeting.

The board of directors of the Corporation has fixed the close of business on May 15, 2002 as the record date for determining shareholders who are entitled to vote at the Meeting.

The report of the directors, the financial statements and the auditors' report which will be presented at the Meeting accompany this Notice of Meeting.

A list of persons proposed to be nominated for election as directors and the name of the auditors proposed to be appointed are set out in the Information Circular which follows. Shareholders who are unable to be present at the Meeting are requested to date, execute and return the accompanying form of proxy to KSAT Satellite Networks Inc., c/o CIBC Mellon Trust Company, 1600 - 1066 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3X1 (a self-addressed envelope is enclosed) prior to 4:00 p.m. (Vancouver time) on June 26, 2002.

DATED at Beijing, this 21st day of May, 2002.

BY ORDER OF THE BOARD OF DIRECTORS,

(signed) *"Phoi Kwok Eng"*

Phoi Kwok Eng
Chief Financial Officer

KSAT SATELLITE NETWORKS INC.

INFORMATION CIRCULAR

Dated as of May 21, 2002

In this Information Circular, all references to "$" are references to United States dollars and all references to "C$" are references to Canadian dollars.

GENERAL PROXY INFORMATION

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of KSAT Satellite Networks Inc. (the "Corporation") for use at the Annual General Meeting (the "Meeting") of the shareholders of the Corporation to be held on June 27, 2002 at the time and place and for the purposes set forth in the accompanying Notice of Annual General Meeting. The cost of solicitation will be borne by the Corporation. Solicitations will be made by mail and may be supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Corporation.

Voting by Proxies

Shareholders who are unable to be present at the Meeting are requested to date, execute and return the form of proxy accompanying this Information Circular to the Corporation, c/o CIBC Mellon Trust Company, 1600 – 1066 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3X1 (a self-addressed envelope is enclosed) prior to 4:00 p.m. (Vancouver time) on June 26, 2002.

The form of proxy accompanying this Information Circular confers discretionary authority upon the proxy nominee with respect to any amendments or variations to matters identified in the Notice of Annual General Meeting or any other matter which may properly come before the Meeting. As at the date of this Information Circular, management is not aware of any such amendments or variations, or other matters to be presented for action at the Meeting.

If the instructions in a proxy given to management are certain, the shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder as specified in the proxy with respect to any matter to be acted on. **If a choice is not so specified with respect to any such matter, the shares represented by a proxy given to management are intended to be voted in favour of the resolutions referred to therein and**

for the election of the nominees of management for directors and the appointment of the nominees of management for auditors. A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for him and on his behalf at the Meeting other than the persons designated in the form of proxy and may exercise such right by inserting the name in full of the desired person in the blank space provided in the form of proxy and striking out the names now designated.

Revocability of Proxies

Pursuant to Section 150(4) of the *Business Corporations Act* (Yukon), a shareholder executing the enclosed form of proxy has the right to revoke it by instrument in writing executed by the shareholder or his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered office of the Corporation at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof, or to the chairman of the Meeting on the day of the Meeting or any adjournment thereof. A proxy may also be revoked in any other manner permitted by law.

Voting Shares and Principal Holders Thereof

As at May 15, 2002, there were 28,560,051 outstanding common shares ("Common Shares") of the Corporation each of which carries the right to one vote at the Meeting. Holders of the Common Shares whose names are entered on the register of shareholders of the Corporation at the close of business on May 15, 2002, which is the record date, will be entitled to attend in person or appoint a proxy nominee to attend the Meeting and such persons will be entitled to vote on a show of hands and, on a poll, will be entitled to one vote for each of the Common Shares held on that date.

To the knowledge of the directors and senior officers of the Corporation, as at the date hereof, only the following persons beneficially own directly or indirectly or exercise control or direction over more than 10% of the Common Shares:

Name	Number of Shares	Percentage
Global Space Investments Limited	10,606,550	37.13%
Steven Shao Hong Wan	3,000,000(1)	10.5%
Gilat Satellite Networks Ltd.	10,606,550	37.13%

---

(1) Represents 3,000,000 performance shares which are held in escrow pursuant to a performance share escrow agreement (the "Performance Share Escrow Agreement") among the Corporation, Mr. Wan and Gilat Satellite Networks Ltd. The performance shares will be released from escrow when the Corporation has earned $0.244/share of "cumulative cash flow" as defined under the rules and policies of the TSX Venture Exchange (formerly the Canadian Venture Exchange).

ELECTION OF DIRECTORS

Mr. Ronen Avron resigned as a director of the Corporation on April 30, 2002 and was replaced by Mr. Avi Shabtai. Mr. Ng Eng Ho resigned as a director of the Corporation on May 8, 2002 and was replaced by Mr. Wong Heang Tuck. Accordingly, management of the Corporation is proposing that Mr. Shabtai and Mr. Wong Heang Tuck, along with each of the other persons whose name appears below, be nominated for election as a director of the Corporation to serve until the next Annual General Meeting of the shareholders or until he sooner ceases to hold office. The following information concerning the respective nominees has been furnished by them :

Name and Office Held With the Corporation	Present Principal Occupation	Director Since	Share Ownership[(1)]
Yoel Gat[(2)] Director	Chief Executive Officer and Chairman of the Board, Gilat Satellite Networks Ltd.	April 14, 1998	223,131[(3)]
Wong Heang Tuck [(2)] Director	Deputy General Manager, Business Development, Keppel Telecommunications & Transportation Ltd.	May 8, 2002	Nil
Vincent Ko Woon Chun[(2)] Director	Division Director, China Business Unit, Keppel Telecommunications & Transportation Ltd.	April 14, 1998	Nil
Steven Shao Hong Wan[(2)] Director	President of Xenexi Telecommunications Development Inc., President of Xenexi Construction Developments Ltd.; President of Wuhan China Construction 3rd Bureau Xenexi Construction & Decoration Co., Ltd.	April 14, 1998	3,000,000[(4)]
Avi Shabtai[(2)] Director	CEO, KSAT Satellite Networks Inc	April 30, 2002	Nil
Raymond Quek[(2)] Director	Chief Financial Officer, Keppel Telecommunications & Transportation Ltd.	April 7, 2000	Nil

(1) Indicates the number of the Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by each director.

(2) Pursuant to the shareholders' agreement dated February 25, 1998 among Global Space Investments Limited, Gilat Satellite Networks Ltd. and Steven Shao Hong Wan, Global Space Investments Limited is entitled to nominate four directors of the Corporation, Gilat Satellite Networks Ltd. is entitled to nominate two directors of the Corporation and Mr. Wan is entitled to be nominated as a director of the Corporation or to nominate one director of the Corporation.

(3) Represents 223,131 performance shares of the Corporation pursuant to the Performance Share Escrow Agreement as described in note (1) to the table set out in the section entitled "Voting Shares and Principal Holders Thereof".

(4) Represents 3,000,000 performance shares of the Corporation pursuant to the Performance Share Escrow Agreement as described in note (1) to the table set out in the section entitled "Voting Shares and Principal Holders Thereof".

The principal occupation of each of the persons nominated for election as a director for the last five years is shown above except for: Mr. Wong Heang Tuck who was an executive in Business Development at Keppel Corporation Ltd. from June 1993 until he was transferred to Keppel Telecommunications & Transportation Ltd. on January 2, 2002; Mr. Raymond Quek who was from 1992 the Vice President (Finance and Administration) of Television Corporation of Singapore Pte Ltd.; and Mr. Avi Shabtai who was the Director of Sales in Asia for Gilat Communications Ltd, a leading company in e-Learning systems. Prior to that, Mr. Shabtai from 1998 to 1999 was the Vice President, International Sales of MTS Ltd., a development company specializing in telemanagement and call accounting solutions.

The audit committee is comprised of Vincent Ko Woon Chun, Steven Wan and Raymond Quek. The executive committee is comprised of Vincent Ko Woon Chun, Steven Shao Hong Wan (voting members) , Avi Shabtai and Phoi Kwok Eng.

Notice of the record date as required by Section 135(4)(a) of the *Business Corporations Act* (Yukon) was published in *The Globe & Mail* newspaper on May 6, 2002, which is distributed in Whitehorse, Yukon Territory and Vancouver, British Columbia.

EXECUTIVE COMPENSATION

During the financial year ended December 31, 2001, there were two persons who would have been considered to be "executive officers" of the Corporation, as such term is defined under applicable Canadian securities law: Avi Shabtai, who is the current Chief Executive Officer of the Corporation since October 1, 2000; Phoi Kwok Eng, who is the current Chief Financial Officer of the Corporation since January 2, 2001.

During the financial year ended December 31, 2001, none of the Corporation's executive officers received total salary and bonus in excess of C$100,000 other than Mr. Avi Shabtai, Chief Executive Officer and Mr. Phoi Kwok Eng, Chief Financial Officer. Accordingly, the only "Named Executive Officers", as such term is defined under applicable Canadian securities law, for whom disclosure of compensation is required is Mr. Avi Shabtai and Mr. Phoi Kwok Eng.

The following table sets out all compensation paid during the financial years ended December 31, 2001, December 31, 2000 and December 31, 1999 to the Corporation's Named Executive Officers:

Summary Compensation Table

Name and Principal Position	Financial Year Ended December 31	Annual Compensation			Long-term Compensation
		Salary	Bonus	Securities under Options Granted (#)	
Avi Shabtai [(1) (2)] Chief Executive Officer	2001	$116,000	Nil	Nil	Nil
	2000	$34,000	Nil	Nil	Nil
	1999	Nil	Nil	Nil	Nil
Phoi Kwok Eng [(3)] Chief Financial Officer	2001	$121,000	Nil	Nil	Nil
	2000	Nil	Nil	Nil	Nil

---

(1) Mr. Shabtai is the current Chief Executive Officer of the Corporation since October 1, 2000.

(2) Mr. Shabtai's annual compensation including benefits is $230,000.

(3) Mr. Phoi became Chief Financial Officer of the Corporation on January 2, 2001 and is an employee of Keppel Communications Pte Ltd., whose subsidiary, Global Space Investments Limited, is a principal shareholder of the Corporation. See "Voting Shares and Principal Holders Thereof". Keppel Communications Pte Ltd. and the Corporation have agreed that with effect from January 1, 2001, the costs of Mr. Phoi's services corresponding to his duties in the Corporation would be paid by the Corporation to Keppel Communications Pte Ltd. The amount recovered by Keppel Communications Pte Ltd. in relation to Mr. Phoi was $102,000 during the year ended December 31, 2001. Other benefits incurred by the Corporation or its subsidiaries in relation to services rendered by Mr. Phoi amounted to $59,000. Mr. Phoi's predecessor, Joseph Leung, served as Chief Financial Officer during the years ended December 31, 1998, 1999 and 2000. Mr. Leung received no salary in his capacity as Chief Financial Officer. Keppel Communications Pte Ltd. and the Corporation agreed that with effect from January 1, 2000, the costs of Mr. Leung's services corresponding to his duties in the Corporation would be paid by the Corporation to Keppel Communications Pte Ltd. The amount recovered by Keppel Communications Pte Ltd. in relation to Mr. Leung's services was $144,000 for the year ended December 31, 2000.

The aggregate remuneration and benefits paid or payable by the Corporation and each of its subsidiaries (the financial statements of which are consolidated with those of the Corporation) to the officers of the Corporation during the financial year ended December 31, 2001 was $410,000.

COMPENSATION OF DIRECTORS

The Corporation does not pay directors' fees. There are no other arrangements under which directors of the Corporation were compensated by the Corporation during the financial year ended December 31, 2001 for their services in their capacity as directors and, without limiting the generality of the foregoing, no additional amounts are payable under any standard arrangements for committee participation or special assignments.

APPOINTMENT OF AUDITORS

Ernst & Young LLP, who were first appointed on June 11, 1999, are presently the auditors of the Corporation. At the Meeting, management of the Corporation will propose the reappointment of Ernst & Young LLP as auditors of the Corporation to hold office until the next Annual General Meeting of the shareholders of the Corporation.

MANAGEMENT CONTRACTS

During the financial year ended December 31, 2001, the Corporation utilized the services of Keppel Communications Pte Ltd. of 4 Aljunied Avenue, 1 #01 – 01, Singapore 389978 as described under the headings "Executive Compensation".

The contents and sending of this Information Circular have been approved by the board of directors of the Corporation.

BY ORDER OF THE BOARD OF DIRECTORS,

(signed) *"Phoi Kwok Eng"*

Phoi Kwok Eng
Chief Financial Officer

KSAT SATELLITE NETWORKS INC.

PROXY

ANNUAL GENERAL MEETING

JUNE 27, 2002

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE CORPORATION FOR USE AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 27, 2002 OR ANY ADJOURNMENT THEREOF.

I, the undersigned, hereby appoint Vincent Ko Woon Chun, or failing him, Avi Shabtai or instead of either of them, ____________________, as proxy nominee, with full power of substitution, to attend, vote and act on my behalf in respect of all (or ______________) of the common shares registered in my name or designated in a duly executed omnibus proxy, as the case may be, at the Annual General Meeting of the shareholders of KSAT Satellite Networks Inc. to be held on June 27, 2002 and at any adjournment of that meeting. I direct that such common shares shall be voted or withheld from voting as specified below (and, if not so specified, to be voted for the following):

1. **To elect as directors:**

	For	Withhold Vote
Yoel Gat	☐	☐
Wong Heang Tuck	☐	☐
Vincent Ko Woon Chun	☐	☐
Steven Shao H. Wan	☐	☐
Avi Shabtai	☐	☐
Raymond Quek	☐	☐

2. **To appoint Ernst & Young LLP as auditors**

	For	Withhold Vote
	☐	☐

3. **At the discretion of the proxy holders on any amendments or variations to the foregoing and on such other matters as may properly come before the meeting**

Signed this ___ day of ____________, 2002.

____
(Signature of Registered Holder of common shares)

____
(Print Name)

THIS IS YOUR PROXY. PLEASE COMPLETE, FOLD AND RETURN IN THE ENVELOPE PROVIDED.

KSAT SATELLITE NETWORKS INC.

PROXY INSTRUCTIONS

ANNUAL GENERAL MEETING

1. **If you are unable to attend the Annual General Meeting, but wish to be represented, you have the right to appoint a person, who need not own shares in the Corporation, to attend and vote on your behalf. If you use this form of proxy, but wish to appoint some person other than Vincent Ko Woon Chun or Avi Shabtai as your proxy nominee, you must insert the name of that other person in the blank space provided.** That person must attend the Meeting in order to vote on your behalf.

2. You should indicate your choice on the various items listed by checking the appropriate boxes. The shares represented by this proxy will be voted or withheld from voting on any ballot called for and if a choice is specified with respect to matters to be acted upon the shares will be voted accordingly. **If no choice is specified, your shares will be voted in favour of the resolutions referred to in this proxy and for the election of the nominees of management as directors and for the appointment of the nominees of management for auditors.**

3. To be valid, this proxy must be signed by yourself, as the registered holder of common shares of the Corporation, or as a person named as a proxy nominee in respect of this Meeting in an omnibus proxy containing a power of substitution pursuant to applicable securities laws, or your attorney. If the registered holder or the person named in an omnibus proxy is a corporation, this proxy must be signed by an authorized officer or attorney of the corporation. If this Proxy is not dated in the space provided, it will be deemed to bear the date that it was mailed to the shareholder.

KSAT SATELLITE NETWORKS INC.

RETURN CARD

To Registered and Non-Registered Shareholders:

National Policy No. 41 - Shareholder Communication provides shareholders with the opportunity to elect annually to have their names added to a company's supplemental mailing list in order to receive quarterly financial statements of the company.

If you wish to receive such statements of KSAT Satellite Networks Inc. (the "Corporation"), please complete and return this form to:

CIBC Mellon Trust Company
P.O. Box 1900
Vancouver, British Columbia
V6C 3K9

The undersigned hereby certifies that he/she/it is a beneficial owner of shares in the Corporation and hereby requests that the Corporation add his/her/its name to the supplemental mailing list.

____

Name (please print)

____

Number Street

____

City Province Postal Code

____

Signature

DATED this ____________ day of _____________, 2002.

RULE 12g3-2(b)
Exemption #82-3191

CIBC Mellon

May 22, 2002

To the Following Securities Commission(s):

B.C. Securities Commission
Alberta Securities Commission

To the Following Stock Exchange(s):

Toronto Venture Exchange

Dear Sirs:

RE: KSAT SATELLITE NETWORKS INC.

The material as listed below was sent by prepaid mail to all Registered Shareholders of the above-mentioned Company on the 22nd day of May 2002.

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

A) Notice of Annual General Meeting, Information Circular, Form 51-901 F Quarterly and Year End Report for the Year Ended December 31, 2001 and Consolidated Financial Statements for the Year Ended December 31, 2001

B) Proxy

C) Supplemental Mail List Respondents

Yours very truly,

CIBC MELLON TRUST COMPANY

"Gilda Brombal
Account Officer
Client Services
/gb

CIBC Mellon Trust Company
The Oceanic Plaza, 1066 West Hastings Street, Vancouver, British Columbia V6E 3X1
Tel: (604) 688-4330 Fax: (604) 688-4301 E-Mail inquiries@cibcmellon.com Website: www.cibcmellon.com
Mailing Address: PO Box 1900, Vancouver, British Columbia V6C 3K9